Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

January 10, 2017

VIA EMAIL & EDGAR

Pamela Long
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Gores Holdings II, Inc. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-215033)

Dear Ms. Long:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, for itself and as representative as any other underwriters, hereby joins the request of Gores Holdings II, Inc. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on January 12, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 9, 2017:

(i)             Dates of distribution: January 9, 2017 through the date hereof

(ii)          Number of prospective underwriters to which the preliminary prospectus was furnished: 1

(iii)       Number of prospectuses furnished to underwriters, dealers, institutions and others: approximately 100

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

Acting severally on behalf of themselves and the

several Underwriters

Deutsche Bank Securities Inc.

By:	/s/ Francis Windels
Name: Francis Windels
Title: Managing Director

By:	/s/ Eric Hackel
Name: Eric Hackel
Title: Managing Director

[Signature Page to Acceleration Request Letter]